Exhibit 11

Noven Pharmaceuticals, Inc.
Computation of Earnings per Share
(in thousands except per share amounts)

	2003	2002	2001
Basic earnings:

Net income	$11,196	$13,879	$12,091

Weighted average number of common shares outstanding	22,544	22,532	22,367

Basic earnings per share	$0.50	$0.62	$0.54

Diluted earnings:

Net income	$11,196	$13,879	$12,091

Weighted average number of common shares outstanding	22,544	22,532	22,367

Potential dilution on exercise of stock options	445	789	1,144

Weighted average number of common shares outstanding, as adjusted	22,989	23,321	23,511

Diluted earnings per share	$0.49	$0.60	$0.51